UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

BARNES & NOBLE, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

067774109

(CUSIP Number)

J. Steven Beabout

Executive Vice President and General Counsel

Starz

8900 Liberty Circle

Englewood, CO 80112

(720) 852-7700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 11, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number: 067774109

1.	Names of Reporting Persons. Starz (f/k/a Liberty Media Corporation)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ Excludes shares beneficially owned by the executive officers and directors of Starz.

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) CO

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

Statement of

STARZ

(f/k/a Liberty Media Corporation)

Pursuant to Section 13(d) of the

Securities Exchange Act of 1934

in respect of

BARNES & NOBLE, INC.

Item 1.  Security and Issuer

The class of equity securities to which this statement on Schedule 13D (this “Statement”) relates is the common stock, par value $0.001 per share (“Common Stock”) of Barnes & Noble, Inc., a Delaware corporation (the “Issuer”).

The Schedule 13D originally filed with the Securities and Exchange Commission by Starz (formerly known as Liberty Media Corporation), a Delaware corporation (the “Reporting Person” or “Starz”), on September 29, 2011 (the “Schedule 13D”) is hereby amended and supplemented to include the information herein. This amended statement on Schedule 13D/A constitutes Amendment No. 1 to the Schedule 13D and is the final amendment to the Schedule 13D and an exit filing for the Reporting Person. Capitalized terms not defined herein have the meanings given to such terms in the Schedule 13D.

Item 2.  Identity and Background

This Statement is being filed by the Reporting Person. The principal business address of the Reporting Person is 8900 Liberty Circle, Englewood, CO 80112. The Reporting Person owns interests in premium subscription video programming and entertainment content.

The information contained in Item 2 of the Schedule 13D is hereby amended and supplemented by adding the following information:

Schedule 1 attached hereto is incorporated herein by reference and amends and restates Schedule 1 of the Schedule 13D in its entirety. Each of such executive officers and directors is a citizen of the United States.  Neither Starz, nor, to the best knowledge of Starz, any of its executive officers and directors named on Schedule 1 to this Amendment, has, during the last five years, been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.  Purpose of Transaction

The information contained in Item 4 of the Liberty Schedule 13D is hereby amended and supplemented by adding the following information:

On January 11, 2013, the Reporting Person completed its previously announced spin-off (the “Spin-Off” of its subsidiary, Liberty Media Corporation (formerly known as Liberty Spinco, Inc.) (“Spinco”), which, at the time of the Spin-Off, held the Reporting Person’s former subsidiaries Atlanta National League Baseball Club, Inc. and True Position, Inc., former equity affiliates Sirius XM Radio Inc. and Live Nation Entertainment, Inc. and minority investments in public companies such as Time Warner, Inc., Time Warner Cable Inc., Viacom Inc. and Barnes & Noble, Inc. (collectively, the “Spin-Off Assets”). The Spin-Off was accomplished through the distribution, by means of a dividend, by the Reporting Person to its stockholders of all of the outstanding shares of Spinco’s common stock. As a result of the Spin-Off, Spinco became a separate publicly traded company and holds all of the Spin-Off Assets and associated liabilities, including the Reporting Person’s rights, obligations and interests with respect to the Issuer’s Common Stock.

Item 5.  Interest in Securities of the Issuer

(a) and (b) The responses of the Reporting Person to rows (7) through (13) of the second page of this Amendment are incorporated herein by reference.

(c) Other than as disclosed in this Statement, no transactions were effected by the Reporting Person, or, to the knowledge of the Reporting Person, any Schedule 1 Person, with respect to the Common Stock during the 60 days preceding the date hereof.

(d) Not applicable.

(e) January 11, 2013.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: January 22, 2013	STARZ

	By:	/s/ J. Steven Beabout
		Name:	J. Steven Beabout
		Title:	Executive Vice President, General Counsel and Secretary

Schedule 1

DIRECTORS AND EXECUTIVE OFFICERS

OF

STARZ

The name and present principal occupation of each director and executive officer of the Reporting Person are set forth below.  Unless otherwise noted, the business address for each person listed below is c/o Starz, 8900 Liberty Circle, Englewood, Colorado 80112.  All executive officers and directors listed are United States citizens.

Name and Business Address (if applicable)	Principal Occupation and Principal Business (if applicable)

Christopher Albrecht	Chief Executive Officer and Director of Starz

Glenn Curtis	President of Starz

Irving Azoff	Director of Starz

Derek Chang	Director of Starz

Susan Lyne	Director of Starz

Gregory Maffei	Director of Starz

Jeffrey Sagansky	Director of Starz

Daniel E. Sanchez	Director of Starz

Charles Y. Tanabe	Director of Starz

Robert Wiesenthal	Director of Starz

J. Steven Beabout	Executive Vice President, General Counsel and Secretary of Starz

Edward Huguez	President of Sales and Affiliate Marketing, Starz Entertainment, LLC

Scott D. Macdonald	Chief Financial Officer, Executive Vice President and Treasurer of Starz

Carmi Zlotnik	Managing Director, Starz Entertainment and Starz Media, LLC